# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Uxin Ltd, CIK 0001729173
CUSIP: 91818X108
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang, Beijing, China (F4), 100102
Date of event which requires filing of this statement: 05/14/2026
Amends the filing with accession number 0001641172-25-025472
Filed by CIK 0002047276
Persons authorized to receive notices and communications: Ning Zhang, 19th Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong, Hong Kong (K3), 000000, 852-3551-8690

## Reporting persons
- Astral Success Limited (CIK 0002047276): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 17,496,912,310; shared voting power 0; sole dispositive power 17,496,912,310; shared dispositive power 0; aggregate amount beneficially owned 17,496,912,310 (26.5% of the class)
  Comment: Note to 7 and 9: Represents 17,496,912,310 Class A Ordinary Shares of the Issuer held of record by Astral.
  
  Note to 13: The calculation assumes that there is a total of 65,953,268,518 Class A Ordinary Shares outstanding (excluding 1,632,099,892 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2026.
- Joy Capital Opportunity, L.P. (CIK 0001757920): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 17,496,912,310; sole dispositive power 0; shared dispositive power 17,496,912,310; aggregate amount beneficially owned 17,496,912,310 (26.5% of the class)
  Comment: Note to 8 and 10: Represents 17,496,912,310 Class A Ordinary Shares of the Issuer held of record by Astral.
  
  Note to 13: The calculation assumes that there is a total of 65,953,268,518 Class A Ordinary Shares outstanding (excluding 1,632,099,892 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2026.
- Joy Capital Opportunity GP, L.P. (CIK 0001757900): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 17,496,912,310; sole dispositive power 0; shared dispositive power 17,496,912,310; aggregate amount beneficially owned 17,496,912,310 (26.5% of the class)
  Comment: Note to 8 and 10: Represents 17,496,912,310 Class A Ordinary Shares of the Issuer held of record by Astral.
  
  Note to 13: The calculation assumes that there is a total of 65,953,268,518 Class A Ordinary Shares outstanding (excluding 1,632,099,892 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2026.
- Joy Capital II, L.P. (CIK 0001715080): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 17,496,912,310; sole dispositive power 0; shared dispositive power 17,496,912,310; aggregate amount beneficially owned 17,496,912,310 (26.5% of the class)
  Comment: Note to 8 and 10: Represents 17,496,912,310 Class A Ordinary Shares of the Issuer held of record by Astral.
  
  Note to 13: The calculation assumes that there is a total of 65,953,268,518 Class A Ordinary Shares outstanding (excluding 1,632,099,892 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2026.
- Joy Capital II GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 17,496,912,310; sole dispositive power 0; shared dispositive power 17,496,912,310; aggregate amount beneficially owned 17,496,912,310 (26.5% of the class)
  Comment: Note to 8 and 10: Represents 17,496,912,310 Class A Ordinary Shares of the Issuer held of record by Astral.
  
  Note to 13: The calculation assumes that there is a total of 65,953,268,518 Class A Ordinary Shares outstanding (excluding 1,632,099,892 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2026.
- Joy Capital III, L.P. (CIK 0001782835): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 1,263,486,900; shared voting power 17,496,912,310; sole dispositive power 1,263,486,900; shared dispositive power 17,496,912,310; aggregate amount beneficially owned 18,760,399,210 (28.4% of the class)
  Comment: Note to 7 and 9: Represents 1,263,486,900 Class A Ordinary Shares of the Issuer held of record by Joy III.
  
  Note to 8 and 10: Represents 17,496,912,310 Class A Ordinary Shares of the Issuer held of record by Astral.
  
  Note to 13: The calculation assumes that there is a total of 65,953,268,518 Class A Ordinary Shares outstanding (excluding 1,632,099,892 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2026.
- Joy Capital III GP, L.P. (CIK 0001782893): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 18,760,399,210; sole dispositive power 0; shared dispositive power 18,760,399,210; aggregate amount beneficially owned 18,760,399,210 (28.4% of the class)
  Comment: Note to 8 and 10: Represents 18,760,399,210 Class A Ordinary Shares of the Issuer held of record by Astral and Joy III, respectively, which is the sum of (i) 17,496,912,310 Class A Ordinary Shares held by Astral, and (ii) 1,263,486,900 Class A Ordinary Shares held by Joy III.
  
  Note to 13: The calculation assumes that there is a total of 65,953,268,518 Class A Ordinary Shares outstanding (excluding 1,632,099,892 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2026.
- Joy Capital GP, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 20,579,308,546; sole dispositive power 0; shared dispositive power 20,579,308,546; aggregate amount beneficially owned 20,579,308,546 (31.2% of the class)
  Comment: Note to 8 and 10: Represents 20,579,308,546 Class A Ordinary Shares of the Issuer held of record by Astral, Joy III and Brightest, respectively, which is the sum of (i) 17,496,912,310 Class A Ordinary Shares held by Astral, (ii) 1,263,486,900 Class A Ordinary Shares held by Joy III, and (iii) 1,818,909,336 Class A Ordinary Shares held by Brightest.
  
  Note to 13: The calculation assumes that there is a total of 65,953,268,518 Class A Ordinary Shares outstanding (excluding 1,632,099,892 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2026.
- Joy Capital IV, L.P. (CIK 0001926452): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 19,315,821,646; sole dispositive power 0; shared dispositive power 19,315,821,646; aggregate amount beneficially owned 19,315,821,646 (29.3% of the class)
  Comment: Note to 8 and 10: Represents 19,315,821,646 Class A Ordinary Shares of the Issuer held of record by Astral and Brightest, respectively, which is the sum of (i) 17,496,912,310 Class A Ordinary Shares held by Astral, and (ii) 1,818,909,336 Class A Ordinary Shares held by Brightest.
  
  Note to 13: The calculation assumes that there is a total of 65,953,268,518 Class A Ordinary Shares outstanding (excluding 1,632,099,892 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2026.
- Joy Capital IV GP, L.P. (CIK 0001926404): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 19,315,821,646; sole dispositive power 0; shared dispositive power 19,315,821,646; aggregate amount beneficially owned 19,315,821,646 (29.3% of the class)
  Comment: Note to 8 and 10: Represents 19,315,821,646 Class A Ordinary Shares of the Issuer held of record by Astral and Brightest, respectively, which is the sum of (i) 17,496,912,310 Class A Ordinary Shares held by Astral, and (ii) 1,818,909,336 Class A Ordinary Shares held by Brightest.
  
  Note to 13: The calculation assumes that there is a total of 65,953,268,518 Class A Ordinary Shares outstanding (excluding 1,632,099,892 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2026.
- BRIGHTEST SKY LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 1,818,909,336; shared voting power 0; sole dispositive power 1,818,909,336; shared dispositive power 0; aggregate amount beneficially owned 1,818,909,336 (2.8% of the class)
  Comment: Note to 7 and 9: Represents 1,818,909,336 Class A Ordinary Shares of the Issuer held of record by Brightest.
  
  Note to 13: The calculation assumes that there is a total of 65,953,268,518 Class A Ordinary Shares outstanding (excluding 1,632,099,892 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Uxin Ltd
Address of issuer's principal executive offices: 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang, Beijing, China (F4), 100102
Comment:
This Amendment No. 12 to the statement on Schedule 13D (this "Amendment") relates to the Class A ordinary shares, par value US$0.0001 per share (the "Class A Ordinary Shares"), of Uxin Limited, a company organized under the laws of the Cayman Islands (the "Issuer").

This Amendment supplements and amends the statement on Schedule 13D, Schedule 13D Amendment No. 1, Schedule 13D Amendment No. 2, Schedule 13D Amendment No. 3, Schedule 13D Amendment No. 4, Schedule 13D Amendment No. 5, Schedule 13D Amendment No. 6, Schedule 13D Amendment No. 7, Schedule 13D Amendment No. 8, Schedule 13D Amendment No. 9, Schedule 13D Amendment No. 10 and Schedule 13D Amendment No. 11 filed on July 22, 2021, November 16, 2021, January 26, 2022, March 29, 2022, July 5, 2022, August 2, 2022, January 19, 2023, June 7, 2023, August 23, 2023, March 26, 2024, January 15, 2025 and August 26, 2025, respectively (as amended, the "Initial Statements"). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statements. Other than as amended by this Amendment, the disclosures in the Initial Statements are unchanged. Responses to each item of this Amendment are incorporated by reference into the responses to each other item, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Initial Statements is hereby amended and supplemented by adding the following two paragraphs to the end:

On May 14, 2026, Abundant Grace Investment Limited distributed 558,725,100 Class A Ordinary Shares held by it to one of its shareholders Joy III for nil consideration. The funds used by Joy III to acquire the equity interest of Abundant Grace Investment Limited (as a result of which, Joy III acquired indirect equity interest of the Issuer) were from the investment capital contributed to Joy III by its investors.

On May 14, 2026, Abundant Grace Investment Limited distributed 349,203,000 Class A Ordinary Shares held by it to one of its shareholders Brightest for nil consideration. The funds used by Brightest to acquire the equity interest of Abundant Grace Investment Limited (as a result of which, Brightest acquired indirect equity interest of the Issuer) were from the investment capital contributed to Brightest by Joy IV.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 (a-b) of the Initial Statements is hereby amended by (i) restating the first paragraph of Item 5 (a-b) with the first paragraph below, and (ii) adding the second and third paragraphs below to the end:

The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of the beneficial ownership percentage of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act and assumes that there is currently a total of 65,953,268,518 Class A Ordinary Shares outstanding (excluding 1,632,099,892 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2026. The Reporting Persons' beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein includes (i) 17,496,912,310 Class A Ordinary Shares held by Astral, (ii) 1,263,486,900 Class A Ordinary Shares held by Joy III, and (ii) 1,818,909,336 Class A Ordinary Shares held by Brightest.

On May 14, 2026, Abundant Grace Investment Limited distributed 558,725,100 Class A Ordinary Shares held by it to one of its shareholders Joy III for nil consideration.

On May 14, 2026, Abundant Grace Investment Limited distributed 349,203,000 Class A Ordinary Shares held by it to one of its shareholders Brightest for nil consideration.

## Signatures
- Astral Success Limited: /s/ Erhai Liu, Erhai Liu, Director (05/15/2026)
- Joy Capital Opportunity, L.P.: /s/ Erhai Liu, Erhai Liu, Authorized Signatory (05/15/2026)
- Joy Capital Opportunity GP, L.P.: /s/ Erhai Liu, Erhai Liu, Authorized Signatory (05/15/2026)
- Joy Capital II, L.P.: /s/ Erhai Liu, Erhai Liu, Authorized Signatory (05/15/2026)
- Joy Capital II GP, L.P.: /s/ Erhai Liu, Erhai Liu, Authorized Signatory (05/15/2026)
- Joy Capital III, L.P.: /s/ Erhai Liu, Erhai Liu, Authorized Signatory (05/15/2026)
- Joy Capital III GP, L.P.: /s/ Erhai Liu, Erhai Liu, Authorized Signatory (05/15/2026)
- Joy Capital GP, Ltd.: /s/ Erhai Liu, Erhai Liu, Director (05/15/2026)
- Joy Capital IV, L.P.: /s/ Erhai Liu, Erhai Liu, Authorized Signatory (05/15/2026)
- Joy Capital IV GP, L.P.: /s/ Erhai Liu, Erhai Liu, Authorized Signatory (05/15/2026)
- BRIGHTEST SKY LIMITED: /s/ Erhai Liu, Erhai Liu, Director (05/15/2026)